UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 001-35845
CUSIP NUMBER 33830W106

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hunt Companies Finance Trust, Inc.

Full Name of Registrant

Former Name if Applicable

230 Park Avenue, 19th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10169

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Hunt Companies Finance Trust (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 within the prescribed time period without unreasonable effort or expense. As previously disclosed in a Form 8-K filed with the Commission on November 6, 2018, the Company determined that the financial statements contained in the Company’s 2016 and 2017 Annual Reports on Form 10-K and the unaudited consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2016 and each subsequent quarter through June 30, 2018 should no longer be relied upon and that the related Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q will be amended to include restated financial statements.

Due to the time and effort required to prepare the restated financial statements included in such amended reports, the Company requires the additional time afforded pursuant to Securities Exchange Act Rule 12b-25 to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. Briggs	212	521-6323
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Company will report a positive increase in net income (loss) attributed to common stockholders and comprehensive income (loss) attributed to common stockholders for the three months ended September 30, 2018 compared to the comparative period in 2017. The Company expects to report net income and comprehensive income attributed to common stockholders for the three months ended September 30, 2018 of approximately $3.5 million, compared to a net loss attributable to common stockholders of $5.1 million and comprehensive loss attributable to common stockholders of approximately $2.9mm for the three months ended September 30, 2017. This positive increase compared to the year ago period is primarily due the substantial completion in the quarter ended June 30, 2018 of the Company’s portfolio transition to focus primarily on commercial mortgage loans as well as the previously disclosed closing of the Hunt CRE 2018-FL2 collateralized lending obligation in August of 2018.

The foregoing estimates are as of the time of this filing and, although they are believed to be reliable, they may be subject to change.

Cautionary Note on Forward Looking Statements. Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such forward-looking statements include, but are not limited to, statements about the completion of amendments to prior Exchange Act reports, and anticipated timing to file the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018. We caution you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the identification of additional accounting adjustments from the Company’s ongoing accounting review, changes in the scope or focus of the accounting adjustments, the timing of completion of the audit by our independent registered public accounting firm, or delays in the preparation of our Exchange Act report amendments. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Hunt Companies Finance Trust, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2018	By	/s/ James A. Briggs
James A. Briggs
Interim Chief Finance Officer